HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

03 JAN 17 AM 7:21

Our Ref: PD/sl/L4729

14 January, 2003.

03003432

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

BY DHL.

Ladies and Gentlemen,

SUPPL

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Director Shareholding. Announcement dated 27 December 2002.

2. Annual Report Publication. Announcement dated 8 January 2003.

3. Annual Report and Financial Statements for the nine months ended 30 September 2002.

4. Block Listing return for six months from 1 July 2002 to 31 December 2002.

Very truly yours,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

P. Dawes.
Group Company Secretary

Encl.

Company	Henlys Group PLC
TIDM	HNL
Headline	Blocklisting Interim Review
Released	16:07 14 Jan 2003
Number	1658G

HENLYS
Group plc

Blocklisting Interim Review.

Schedule 5 – Block Listing Six-Monthly Return.

Henlys Group plc.

Henlys Executive Share Option Scheme 1986 (No.1)

Period of Return From: 01.07.2002 To: 31.12.2002.

Number and class of shares not issued under scheme at the end of last period:

212,835 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

212,835

Number and class of shares originally listed and date of admission:

212,835 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.

Henlys Executive Share Option Scheme 1995.

Period of Return From: 01.07.2002 To: 31.12.2002.

Number and class of shares not issued under scheme at the end of last period:

797,048 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

797,048

Number and class of shares originally listed and date of admission:

797,048 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.

Henlys Savings Related Share Option Scheme.

Period of Return From: 01.07.2002 To: 31.12.2002.

Number and class of shares not issued under scheme at the end of last period:

363,652 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

Nil Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

363,652

Number and class of shares originally listed and date of admission:

481,862 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.

Henlys Savings Related Share Option Scheme 1997.

Period of Return From: 01.07.2002 To: 31.12.2002.

Number and class of shares not issued under scheme at the end of last period:

309,188 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

2,771 Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

306,471

Number and class of shares originally listed and date of admission:

318,064 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Contact: P. Dawes.

Group Company Secretary

020 8953 9953

END

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Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Doc re. Annual Report
Released	14:21 8 Jan 2003
Number	9288F

HENLYS
Group plc

Henlys Group plc is pleased to announce that its Annual Report and Financial Statements for the nine months ending 30 September 2003 has been posted to shareholders, has been submitted to the U K Listing Authority and is available for inspection.

END

Company website

Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	09:20 27 Dec 2002
Number	5950F

HENLYS
Group plc

Henlys Group plc announces that one of its Directors, Mr B A C Chivers, acquired an interest in 136 Ordinary Shares on 23 December 2002 at a price of 134.38 pence per share. Following this purchase Mr Chivers' total interest in the Company's Ordinary Shares amounts to 81,248 (0.11%).

END

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